May 26, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention: Conlon Danberg

Re:	Koru Medical Systems, Inc. Registration Statement on Form S-3 File No. 333-272026

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Koru Medical Systems, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-272026) (the “Registration Statement”) be declared effective at 4:30 p.m. on Wednesday, May 31, 2023, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Royer Cooper Cohen Braunfeld LLC, by calling Heather R. Badami at (484) 362-2632.

Sincerely, Koru Medical Systems, Inc.

By:	/s/ Thomas Adams
Thomas Adams
Interim Chief Financial Officer